ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2013

This annual information form ("AIF") is as of March 25, 2014

ITEM 1.	TABLE OF CONTENTS

– 3 –	Annual Information Form

ITEM 2.	PRELIMINARY NOTES

This AIF will be incorporated into a filing with the United States Securities Exchange Commission (the "SEC") under Form 40-F. It includes certain statements that may be deemed "forward- looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward- looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions, as well as those factors addressed in the "Risk Factors" section of this AIF. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Incorporation of Continuous Disclosure Documents by Reference

In this AIF, the "Company" or "Northern Dynasty" refers to Northern Dynasty Minerals Ltd. and all its subsidiaries and affiliated partnerships together unless the context states otherwise.

The AIF incorporates by reference a technical report prepared pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) dated February 17, 2011, copies of which are available on request from the offices of Northern Dynasty or by downloading from the SEDAR website under the Company’s profile at www.sedar.com.

Currency and Metric Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars. The rate of exchange on December 31, 2013, as reported by the Bank of Canada for the conversion of one Canadian dollar into one United States dollar ("U.S. dollar"), was 0.9402.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of one Canadian dollar into U.S. dollars.

	Year Ended December 31
	2013	2012	2011
Rate at end of year	0.9402	1.0051	0.9833
Average rate for year	0.9711	1.0004	1.0110
High for year	1.0165	1.0299	1.0583
Low for year	0.9342	0.9599	0.9430

– 4 –	Annual Information Form

For ease of reference, the following factors for converting metric measurements into Imperial equivalents are as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

Glossary

In this AIF the following terms have the meanings set forth herein:

Term	Meaning
CuEQ	Copper Equivalent
HDGI

Is a reference to Hunter Dickinson Group Inc. (now renamed 3537137 Canada Inc.) which is the related party corporation which originally held the options to the Pebble Project, and which was acquired by the Company to become a 100% subsidiary in fiscal 2006.

Induced Polarization ("IP") Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity; IP detects both chargeable, pyrite-bearing rock and non-conductive rock that has a high content of quartz. It is commonly used to explore for mineralization associated with porphyry copper deposits.

Mineral Symbols	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur; Zn - Zinc.
National Instrument NI 43-101	The Canadian securities rule which establishes disclosure standards for mineral projects by Canadian resource companies.
Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.
Z-Axis Tipper Electromagnetic Technique ("ZTEM") airborne survey

A geophysical survey deployed from a helicopter or small aircraft that measures vertical electromagnetic fields in the Earth caused by conductivity contrasts, and can map structures at greater depth than ground based systems. ZTEM will detect conductive zones (zones of alteration with mineralization) around more resistive intrusive rocks.

Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this AIF adheres to the mineral resource and mineral reserve definitions and classification criteria developed by the Canadian Institute of Mining ("CIM") 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely "resources" (potential for economic viability) and ore "reserves" (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

– 5 –	Annual Information Form

A "Mineral Resource" is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A "Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A "Mineral Reserve" is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A "Probable Mineral Reserve" is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

– 6 –	Annual Information Form

ITEM 3.	CORPORATE STRUCTURE

Northern Dynasty Minerals Ltd. is a mineral exploration company incorporated on May 11, 1983 pursuant to the Company Act of the Province of British Columbia (predecessor statute to the British Columbia Corporations Act in force since 2004), under the name "Dynasty Resources Inc.". On November 30, 1983 the Company changed its name to "Northern Dynasty Explorations Ltd." and subsequently, on October 11, 1997, changed its name to Northern Dynasty Minerals Ltd. Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 and was listed on the Vancouver Stock Exchange (now the TSX Venture Exchange and herein generally "TSX Venture") from 1984-1987, listed on the Toronto Stock Exchange from 1987-1993, and unlisted but continued to comply with its continuous disclosure obligations from 1993 to 1994, and thereupon listed on TSX Venture from 1994 to October 30, 2007 when it began trading on the Toronto Stock Exchange ("TSX"). In November 2004, the common shares of Northern Dynasty were also listed on the American Stock Exchange ("AMEX"). AMEX was purchased by the New York Stock Exchange ("NYSE") and the Company now trades on the NYSE MKT Exchange ("NYSE MKT").

The head office of Northern Dynasty is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia, Canada V6E 4H1, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys, McMillan LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084.

The Company’s Alaska mineral resource exploration business is operated through an Alaskan registered limited partnership, the Pebble Limited Partnership (the "Pebble Partnership" or "PLP"), in which the Company again (since December 2013) owns a 100% interest through an Alaskan general partnership, the Northern Dynasty Partnership. A 100% subsidiary of the Company, Pebble Mines Corp. is the general partner of the Pebble Partnership and responsible for its day-to-day operations. The business address of the Northern Dynasty Partnership is Suite 604, 3201 C Street, Anchorage, Alaska, USA, 99503.

In this AIF, a reference to the "Company" or "Northern Dynasty" includes a reference to its wholly-owned subsidiaries and other consolidated interests and entities, unless the context clearly indicates otherwise. Certain terms used herein are defined in the text and others are included in the glossary of this AIF.

ITEM 4.	GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Northern Dynasty is a mineral exploration company focused on developing the Pebble Project, a copper-gold-molybdenum mineral project. The Pebble Project is located in southwest Alaska, 19 miles (30 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

To December 31, 2013, approximately $783 million in exploration expenditures have been incurred on the Pebble Project. Of this amount, approximately $595 million (US$573 million) in funding has been provided to the Pebble Partnership by an affiliate of Anglo American plc ("Anglo American") and expended from 2007 to December 10, 2013 when Northern Dynasty re-acquired Anglo American’s 50% ownership interest in the Pebble Partnership on the latter’s withdrawal. Prior to the formation of the Pebble Partnership in 2007, Northern Dynasty had spent approximately $188 million on exploration activities and a further $106 million in acquisition costs on the Pebble Project.

– 7 –	Annual Information Form

Northern Dynasty does not have any operating revenue, although currently and historically it has had non-material annual interest revenue as a consequence of investing its surplus funds.

Significant Acquisitions, Dispositions and Group Reorganization

Northern Dynasty via 100% owned subsidiaries and other entities holds indirect interests in mineral claims on State land in southwest Alaska, USA. These claims (including certain area claims) form what is referred to as the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project").

Pebble Limited Partnership and Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble Project interests into a limited partnership, the Pebble Partnership. The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. Anglo American through a wholly-owned affiliate subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. To maintain its 50% interest in the Pebble Partnership, Anglo American was required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion.

Under the Pebble Partnership Agreement and applicable tax regulations, neither the Company nor its affiliated general partnership will be entitled to the benefits for tax purposes of the expenditures incurred by the Pebble Partnership from Anglo American’s investment, as these benefits accrue exclusively to Anglo American under the Pebble Partnership Agreement and applicable tax regulations.

On September 15, 2013, Anglo American gave notice to the Company of its withdrawal from the Pebble Partnership. In December 2013, the Company exercised its right to acquire Anglo American’s 50% interest to retain 100% interest in the Pebble Partnership and Pebble Mines Corp., which administers the Pebble Project.

The Pebble property consists of 1,940 mineral claims covering the Pebble deposit and associated resource lands.

2006 Equity Investment by Rio Tinto Affiliate

In 2006, the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. ("Kennecott", a subsidiary of Rio Tinto plc) for $10.00 per share for proceeds of approximately $87 million. In January 2007, Northern Dynasty was advised by Galahad Gold plc ("Galahad"), a significant shareholder of the Company that QIT-Fer Et Titane Inc., an affiliate of Rio Tinto, agreed to purchase 9.4 million shares of Northern Dynasty from Galahad at a price of $10.00 per share. The share purchase, which closed February 1, 2007, increased Rio Tinto’s indirect ownership in Northern Dynasty to approximately 19.8% . Currently, the holding represents approximately 19.1% of Northern Dynasty’s outstanding and issued common shares. Rio Tinto plc announced on December 23, 2013 that it will undertake a strategic review of its investment in Northern Dynasty, the results of which has not been communicated to Northern Dynasty as of the date of the AIF.

– 8 –	Annual Information Form

Purchase of Interests in Mining Claims in the vicinity of the Pebble Property

Pebble Partnership Interest in the Kaskanak Property

On January 31, 2012, the Pebble Partnership entered into a Limited Liability Company Agreement of Kaskanak Copper LLC (the "LLC") with Full Metal Minerals (USA) Inc. ("FMMUSA"), a wholly-owned subsidiary of Full Metal Minerals Corp., whereby the Pebble Partnership could earn an interest in the LLC, which indirectly owned 100% of FMMUSA’s South Pebble Claims (the "FMM Properties"). On May 8, 2013, the Pebble Partnership purchased FMMUSA’s interest in the LLC for a cash consideration of US$750,000. As a result, the Pebble Partnership is the indirect owner of a 100% interest in the FMM Properties, which total 542 mining claims located west of the Pebble property.

Northern Dynasty Interest in Liberty Star Mining Claims

On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 95 mining claims (the "Purchased Claims") to a US subsidiary of Northern Dynasty (U5 Resources Inc.) in consideration for both a US$1 million cash payment and a secured convertible loan from Northern Dynasty in the amount of US$3 million which accrues interest at 10% per annum compounded monthly and which was repayable 45 days after it was called (the "Loan"). The parties agreed, through various amendments to the original agreement, to increase the principal amount of the Loan by US$730,174 (the "Additional Loan Amount"), being the amounts expended by Northern Dynasty on annual assessment work, rental and related fees relating to the maintenance of Liberty Star’s claims in Alaska. Northern Dynasty carried out initial exploration surveys in 2010.

Northern Dynasty called for the repayment of the Loan in October 2012 and, after failure by Liberty Star to make any repayment, Northern Dynasty agreed to accept transfer of 199 claims (the "Settlement Claims") located north of the ground held 100% by the Pebble Partnership in settlement of the Loan. Prior to transfer of the Settlement Claims to Northern Dynasty, a third party purported to register a lien on the Settlement Claims in respect of a debt allegedly owed by Liberty Star, which Liberty Star disputes. Liberty Star has filed a claim against the third party, who has in turn filed a counterclaim against Liberty Star and has sought to join Northern Dynasty as a party to the lawsuit. Each of U5 Resources Inc. and Northern Dynasty has tendered its defense of the counterclaim to Liberty Star, which is obligated to indemnify Northern Dynasty and U5 Resources Inc. from any losses arising from the failure of Liberty Star to transfer clear title to the Settlement Claims.

– 9 –	Annual Information Form

ITEM 5.	DESCRIPTION OF BUSINESS

The Pebble Project

The Company’s business is the exploration and advancement towards feasibility, permitting and ultimately development of a copper gold molybdenum mineral resource in Alaska, USA known as the "Pebble Project".

The Pebble Project is Subject t o State and Federal Laws

The Pebble Partnership is required to comply with all Alaska statutes in connection with the Pebble Project. These statutes govern titles, operations, environmental, development, operating and generally all aspects of exploration and development of a mine in Alaska.

Alaska Statute 38.05.185 among others establishes the rights to mining claims and mineral leases on lands owned by the State of Alaska and open to mineral entry. This group of statutes also covers annual labour, annual rental, and royalties.

Operations on claims or leases on state owned land must be permitted under a plan of operations as set out in Title 11 of the Alaska Administrative Code, Chapter 86, Section 800. This regulation generally provides that the State Division of Mining can be the lead agency in coordinating the comments of all agencies; which must consent to the issuance of a plan of operations, and sets the requirements for the approval of a plan of operations.

Environmental conditions are controlled by Alaska Statute 46.08 (which prohibits release of oil and hazardous substances), Alaska Statute 46.03.060 (which sets water quality standards), and Alaska Statute 46.14 (which sets air quality standards).

Once a decision is made to enter permitting, the Pebble Project will be required to satisfy permitting requirements at three levels: federal, state and local (borough). The process takes approximately 3-4 years to complete and involves 11 regulatory agencies, 60+ categories of permits and significant ongoing opportunities for public involvement. The Alaska Department of Natural Resources Large Mine Permitting Team is responsible for coordinating permitting activities for large mine projects.

To satisfy permitting requirements under the National Environmental Policy Act ("NEPA") and other regulatory statutes, a project must provide a comprehensive project design and operating plan for mine-site and infrastructure facilities; documentation of development alternatives investigated; mitigation and compensation strategies, and identification of residual effects; and environmental monitoring, reclamation and closure plans. The first step is to provide the required information for an Environmental Impact Statement ("EIS") under NEPA, including a Project Description and Environmental Baseline Document. Prepared by a third-party contractor under the direction of a lead federal agency, expected to be the US Army Corps of Engineers, the EIS will determine whether sufficient evaluation of the project's environmental effects and development alternatives has been undertaken. It will also provide the basis for federal, state and local government agencies to make individual permitting decisions.

Under the U.S. Clean Water Act, Section 404(c), the Administrator of the Environmental Protection Agency ("EPA") is given the right to disallow the specification (including the withdrawal of specification) of any defined area as a disposal site whenever he or she determines that the release of such material will have an unacceptable adverse effect on municipal water supplies, local wildlife, spawning and breeding areas of fisheries, shellfish beds, and/or recreational areas. Such decisions made by the Administrator require notice and opportunity for public hearings, and consultation with the Secretary. The Administrator shall set forth in writing and make public his or her findings and reasons for making any determination under this subsection.

– 10 –	Annual Information Form

Historical Pebble Project Acquisition Agreements (2001-2006)

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc. ("HDGI"), a related party to the Company, the Company was assigned an 80% interest in two options; which had been granted by Cominco American Incorporated ("Teck Cominco", now part of "Teck Resources Ltd") under a single agreement to HDGI, in respect of Teck Cominco’s "Pebble" copper/gold/molybdenum mining claims in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the then known mineralized resource at Pebble (the “Resource Lands Option”) and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the "Exploration Lands Option") (together, the "Options"). HDGI was a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire HDGI’s remaining 20% contractual interests in these option agreements in consideration of the Company reimbursing HDGI’s costs of $584,655 in connection with the options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and agreeing to pay for HDGI’s 20% share of costs in respect to the Pebble property. The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried interests, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares ("NDM Resource Lands shares") in a manner where Teck Cominco would be guaranteed the US$10 million in resale proceeds net of any excess or deficiency adjustments. The actual adjusted amount was US$9,938,600.

Other interim option payments to Teck Cominco were made during 2001 to 2004, including US$250,000 in cash plus 500,000 two-year share purchase warrants (exercisable at $0.75) prior to December 31, 2001 and 500,000 shares and 500,000 two-year share purchase warrants (exercisable at $1.15) prior to March 31, 2002 and a further 500,000 shares and 250,000 warrants before December 31, 2002. Pursuant to an agreement to extend the deadline to purchase the Resource Lands from November 30, 2003 to November 30, 2004, an additional 200,000 shares were issued to Teck Cominco on December 19, 2002. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9,938,600 in resale proceeds of the 1,772,775 shares. Under the agreement, the Company was to ensure proceeds totalling US$9,938,600 by May 22, 2006. The Company completed its commitment by managing the sale of 473,700 NDM Resource Lands shares for proceeds of US$2,039,902 in 2005 and managing the sale of 1,277,028 NDM Resource Lands shares for the balance in 2006. The remaining 22,047 unsold NDM Resource Lands shares relating to this acquisition were returned to the Company’s treasury.

– 11 –	Annual Information Form

At the time of the Company exercising the Resource Lands Option, the Company also exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by having completed 60,000 feet of drilling on the Exploration Lands prior to November 30, 2004. As a consequence of the Company exercising the Exploration Lands Option, Teck Cominco could elect to either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), followed by a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price as consideration for the required US$4 million payment but subject to Teck Cominco’s right until August 24, 2005, to elect to have the proceeds guaranteed.

On May 31, 2006, the Company acquired 100% of the outstanding common shares of HDGI for purchase price of 14,002,268 common shares of the Company. The agreed number of shares was based on negotiations between the Company, represented by a Special Committee of the Board of Directors, and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd in March 2005. Both parties agreed to a valuation of $6.37 per share, based upon the issuance of 14,002,268 common shares, as representing the fair value of the 20% carried contractual interest. The valuation report was publicly filed under the Company’s profile on SEDAR at www.sedar.com. The TSX Venture Exchange and the NYSE Amex accepted the acquisition transaction. Upon completion of the acquisition of HDGI, the Company, through two 100% owned Alaska subsidiaries, owned 100% of the Pebble Project (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property). From September 30, 2006 the Pebble Project interests were held by a general partnership consisting of HDGI and the Company which partnership held the claims through two Alaskan subsidiary companies.

Technical Summary

Location and Property Description

The Pebble Project is located in southwest Alaska. It is situated approximately 200 mi (320 km) southwest of Anchorage and 19 mi (30 km) northwest of the village of Iliamna.

– 12 –	Annual Information Form

Location of the Pebble Project

Northern Dynasty holds a 100% indirect interest via subsidiaries in 1,940 mineral claims (194,360 acres) that comprise the Pebble property, 542 Kaskanak mineral claims (86,720 acres) and 95 mineral claims (15,200 acres) held by U5 Resources, which are subject to annual renewal. No surface rights are currently held. The Pebble Partnership applies for work permits annually for its programs.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Year round access to the Pebble Project is currently achieved via air travel from Anchorage to the village of Iliamna which has two 5,500 ft (1,700 m) paved runways. Travel to Iliamna is by scheduled air flights or charter flights. The airstrip is suitable for significant freight class aircraft such as Hercules and DC-6 aircraft, as well as small commercial jet aircraft. Current access from Iliamna to the property is by helicopter.

The Pebble Project is located 65 mi (105 km) from tidewater. Access to the coast from Lake Iliamna is provided by a 19 mi (30 km), state-maintained road, which extends from Pile Bay at the eastern end of Lake Iliamna to Williamsport near Iniskin Bay on Cook Inlet. Bulk fuel and heavy freight can also be barged in during the summer months to Lake Iliamna via the Kvichak River.

The climate of the Iliamna area is similar to Anchorage where the mean daily maximum temperature in July is 63 degrees F (17 degrees C) and the mean daily minimum temperature in January is 9 degrees F (minus 13 degrees C). Average annual precipitation is 27 inches (689 mm) most of which is rainfall occurring from June to August. The climate, although periodically harsh, is sufficiently moderate to allow a well-planned mineral exploration program to be conducted year-round.

– 13 –	Annual Information Form

The Pebble Project lies within an area described as subarctic tundra. It is characterized by rolling hills and absence of permafrost. Valley bottoms are at elevations of 820 ft (250 m) above sea level. The elevation ranges from 820 ft (250 m) to 2,760 ft (841 m) at Kaskanak Peak. Tundra plant communities (mixtures of shrubs and herbaceous plants) cover the project area. Willow is common only along streams and sparse patches of dense alder are confined to better drained areas where coarse soils have developed. Poorly drained areas support dwarf birch and grasses

History

In the mid 1980’s, Cominco Alaska began reconnaissance exploration in the Pebble region. In 1987, examination and sampling of several prominent limonitic and hematitic alteration zones yielded anomalous gold concentrations from the Sill prospect (recognized as a precious metal, epithermal occurrence) and the Pebble discovery outcrop (of uncertain affinity). The 1988 exploration program included 24 diamond drill holes at the Sill prospect and soil sampling, geological mapping and two diamond drill holes at the Pebble target. The initial Pebble drill holes yielded only modest encouragement. In 1989, an expanded soil sampling program, an induced polarization survey (IP) and nine diamond drill holes were completed at the Pebble target, 15 drill holes at Sill and 3 holes elsewhere on the property. Although limited in scope, the IP survey at Pebble displayed response characteristics of an important porphyry copper system. Subsequent drilling by Cominco Ltd. (now Teck) intercepted significant intervals of porphyry-style gold, copper and molybdenum mineralization.

When it became apparent that a significant copper-gold-molybdenum deposit had been discovered, exploration was accelerated. In 1990 and 1991, 25 and 48 diamond drill holes, respectively were completed. In 1991, baseline environmental and engineering studies were initiated and weather stations were established. A preliminary economic evaluation was undertaken in 1991 and updated in 1992 on the basis of 14 new diamond drill holes. In 1993, an IP survey and a 4-hole diamond drill program were carried out at a target 6 km to the south of the Pebble deposit. In 1997, Cominco performed an IP survey, geochemical sampling, geological mapping and 20 holes of diamond drilling into and near the Pebble Deposit.

Cominco completed several resources estimates during the 1990’s, employing block models with kriging or inverse distance weighting. The cutoff grade used was 0.3% CuEQ based on metal prices of US$1.00/lb for copper and US$ 375/oz for gold. The most recent of these was in 2000; the resources totaled 1 billion tons grading 0.30% copper and 0.01 oz/ton gold. The Company is not treating this historical estimate as current mineral resources.

Property Geology

The Pebble property spans the eastern and southern margins of the Late Cretaceous (89.7 Ma) tonalite-granodiorite Kaskanak Batholith (medium to coarse grained igneous rocks of intermediate composition that cover a large area) that covers an area of approximately 200 square km, and the adjacent Jurassic-Cretaceous sedimentary and interbedded volcanic rocks that the batholith had intruded. On the east side of the batholith, a northeast-trending structural corridor is marked by a linear cluster of multi-phased, compositionally and texturally variable, irregular stocks, sills, dikes and breccia bodies (igneous bodies that are relatively small and circular, flat-lying, linear and structurally shattered, respectively) that are associated with and were formed slightly earlier than the batholith. Numerous copper-gold±molybdenum mineral occurrences, including the large Pebble copper-gold-molybdenum deposit and the Thirty-Eight porphyry copper-gold-molybdenum deposit, are related to granodiorite intrusions that are very similar in composition and age to the Kaskanak batholith.

– 14 –	Annual Information Form

The Pebble West zone is a calc-alkalic porphyry deposit (hosted by igneous rocks with quartz and potassium feldspar), encompassing four small granodiorite (coarse grained igneous rocks of intermediate composition) stocks and related sill-like intrusions. These stocks intruded folded and previously hornfelsed (metamorphosed) volcaniclastic (eroded and re-deposited volcanic rocks) sedimentary rocks that host earlier sill-like diorite intrusions, and intrusion breccias (composed of angular fragments of various rock types in a crystalline matrix).

The Pebble East zone, discovered in 2005, occurs in a mineralized intrusion and adjacent volcaniclastic sedimentary rocks under a cover of younger, unmineralized rocks.

Exploration

Between 2001 and 2006, the entire Pebble property was mapped for rock type, structure and alteration at a scale of 1:10,000. This work provided an important geological framework for interpretation of other exploration data and drilling programs. A geological map of the Pebble deposit was also constructed based on drill hole information as there is a general lack of outcrop. The content and interpretation of district and deposit scale maps have not changed materially since 2009.

Induced Polarization ("IP") surveys totaling 122 line-km were completed in 1987 and 1997, and an additional 15 line-km were completed in 2001 for Northern Dynasty by Zonge Geosciences ("Zonge"). This work defined a chargeability anomaly about 91 square km in extent within Cretaceous rocks which surround the Kaskanak batholith on its eastern to southern margins. The broader anomaly was found to contain 11 distinct centres, reflected by stronger chargeability anomalies, many of which were later demonstrated to be coincident with extensive copper, gold and molybdenum soil geochemical anomalies. All known zones of mineralization of Cretaceous age in the Pebble district occur within the broad IP anomaly. Since the second half of 2009, a total of 194 line-km of IP chargeability and resistivity data has been collected by Zonge for the Pebble Partnership on the southern part of the property at a line spacing of about 900 m, with the objective to extend the area of IP coverage completed prior to 2001.

An 18.7 line -km ground magnetometer survey was completed in 2002 by MPX Geophysics Ltd, to obtain a higher resolution of magnetic patterns than available from regional government magnetic maps. The work was focused on the 37 Skarn zone in the southern part of the Pebble property. A helicopter borne magnetic survey, consisting of 2,344 line-km at 200 m line spacing and 2,000 m spaced tie-lines, was flown over the entire property in 2007. An area of 37.4 square km was flow at 100 m spacing. A further 6,452 line-km airborne electromagnetic and magnetometer (ZTEM) survey was flow by Geotech Ltd in 2010. A limited magnetotelluric survey was also completed in 2007 by GSY-USA Inc. under the supervision of Northern Dynasty. Interpretation was done by Donald Hinks of RTZ. In July 2009, Spectrum Air, an Anglo American affiliated company, completed a 3,840 line-km airborne electromagnetic, magnetic and radiometric survey over the Pebble area at regional (1.5 km line spacing) and more detailed (250 m line spacing) scales to provide geophysical constraints for structural and geological interpretation in areas of significant glacial cover.

Cominco collected a total of 7,337 soil samples between 1988 and 1995 at Pebble in several surveys. During the period of 2001-2003, Northern Dynasty collected an additional 1,026 soil samples at 30-76 m intervals along lines spaced at 122-129 m. These programs outlined high contrast coincident anomalies in gold, copper, molybdenum and other metals in an area that measures 9 km north-south by up to 4 km east-west, with strong but smaller anomalies in several outlying areas. All anomalies lie within the large IP chargeability anomaly noted above.

– 15 –	Annual Information Form

Drilling

Extensive drilling has taken place over more than 19 years. A total of approximately 1,041,927 ft (317,579 m) has been drilled in 1,353 holes on the property from 1988 to 2013. Of this, 53,636 ft (16,348 m) were drilled in 48 holes on exploration targets and a further 3,375 ft (1,029 m) were drilled in 18 cored geotechnical holes for engineering and hydrological purposes in 2010; 23,582 ft (7,188 m) were drilled in 9 holes on deposit delineation and exploration targets and 27,186 ft (8,286 m) were drilled in 76 cored geotechnical holes for engineering and hydrological purposes in 2011; 17 core holes (8,363 ft/2,549 m) were drilled for exploration purposes, 38 core holes (15,973 ft/4,868 m) to collect geotechnical data, and 26 sonic holes (11,424 ft/3,482 m) for hydrological investigations in 2012; and 29 core holes, totaling 6,195 ft (1,887 m), were drilled to collect geotechnical data in 2013.

Most of the work has been done by diamond core drills. All collars have been survey by differential GPS or total station measurements. Most post-Cominco drill hole footage has been surveyed down hole. A total of 1,117 holes were drilled vertically and 236 are inclined from minus 42 to minus 85 degrees at various azimuths.

– 16 –	Annual Information Form

Drilling from 1988 to 2013 is summarized in the table below:

BY OPERATOR				BY TYPE
Operator	# Holes	Feet	Metres	Purpose	# Holes	Feet	Metres
Cominco [1]	164	75,741.0	23,086	Core [1,5]	1,131	1,023,211.1	311,875
NDM	576	494,778.0	150,808	Percussion[6]	222	18,715.6	5,704
PLP [2]	606	465,957.7	142,024	TOTAL	1,353	1,041,926.7	317,579
FMM	7	5,450.0	1,661	BY AREA
TOTAL	1,1353	1,041,926.7	317,579
BY YEAR				Area	# Holes	Feet	Metres
				East	141	446,379.3	136,056
Year	# Holes	Feet	Metres	West	443	351,986.7	107,286
1988 [1]	26	7,601.5	2,317	Main [7]	101	10,674.7	3,254
1989 [1]	27	7,422.0	2,262	NW	202	45,743.4	13,943
1990	25	10,021.0	3,054	North	46	25,695.9	7,832
1991	48	28,129.0	8,574	NE	10	1,097.0	334
1992	14	6,609.0	2,014	South	98	50,262.5	15,320
1993	4	1,263.0	385	25 Zone	8	4,047.0	1,234
1997	20	14,695.5	4,479	37 Zone	7	4,252.0	1,296
2002	68	37,236.8	11,350	38 Zone	20	14,221.5	4,335
2003	67	71,226.6	21,710	52 Zone	5	2,534.0	772
2004	266	165,481.2	50,439	308 Zone	1	879.0	268
2005	114	81,978.5	24,987	Eastern	21	3,105.0	946
2006 [3]	47	72,621.9	22,135	Southern	152	60,355.9	18,396
2007 [4]	92	167,666.9	51,105	SW	51	9,337.8	2,846
2008 [5]	241	184,726.4	56,305	Sill	39	10,445.5	3,184
				Cook Inlet	8	909.5	277
2009 2010 2011 2012 2013	33 66 85 81 29	34,947.6 57,011.3 50,767.7 35,760.2 6,190.0	10,652 17,377 15,474 10,900 1,887	TOTAL	1,353	1,041,926.7	317,579
1. Includes holes drilled on the Sill prospect.
2. Holes started by NDM and finished by PLP are included as PLP.
3. Drill holes counted in the year in which they were completed.
4. Wedged holes are counted as a single hole including full length of all wedges drilled.
5. Includes Full Metal Minerals (FMM) drill holes on Kaskanak mineral claims. Data acquired in 2010.
6. Shallow (<15 ft) augur holes not included.
7. Comprised of holes drilled entirely in Tertiary cover rocks within the Pebble West and Pebble East areas.
				Some numbers may not sum exactly due to rounding.
TOTAL	1,353	1,041,926.7	317,579
BY PURPOSE
Purpose	# Holes	Feet	Metres
Exploration [1,5]	654	856,039.3	260,921
Geotechnical	380	86,294.2	26,302
Metallurgical	61	60,835.0	18,543
Environmental	258	38,758.3	11,814

– 17 –	Annual Information Form

Drill hole locations from 1988 to 2013 are shown in the figure below:

Mineralization

Mineralization within the Pebble deposit is dominated by hypogene (primary) pyrite, chalcopyrite and molybdenite. Bornite is also an important component in some parts of the Pebble East zone. The Pebble West zone has a thin, volumetrically subordinate zone of supergene (enriched) mineralization and a very minor zone of oxide mineralization. The Pebble East zone contains only hypogene mineralization.

Copper-gold-molybdenum mineralization, as currently known, extends over an east-west elongated area of 2.8 by 1.9 miles (4.9 by 3.3 km) and to a depth of 2,000 feet (610 m) in the Pebble West zone, and to at least 5,000 feet (1,525 m) in the Pebble East zone. Mineralization in the Pebble East zone remains open to the east, north and south. A much larger zone of strong alteration and low-grade mineralization extends north, south and west of the known Pebble deposit.

Sampling, Analysis and Security of Samples

Of the core drilled since 2002, 52% is 2.5 inch HQ, 38% is 1.875 inch NQ and 10% is 3.35 inch PQ diameter. Core recovery is generally very good. As measured in 2004 on a drill run basis, it averages 98% for Cretaceous rocks used in the mineral resource estimated. Almost 70% of Cretaceous rock intervals have recoveries of 100%.

– 18 –	Annual Information Form

Core logging and processing are carried out in a secure compound at the Pebble site office by or under the supervision of site geologists and or engineers. Core processing includes recording of geological parameters; geotechnical data; density measurements approximately every 100 ft (30 m) and photography of each box of core.

All Cretaceous core intervals since 2002 and all Tertiary waste rock intervals drilled and recovered since 2004 have been sampled and assayed. Sample of Cretaceous core have been taken by sawing the core lengthwise and typically average 10 ft (3 m) in length. Tertiary waste rock samples and some Cretaceous samples from metallurgical drill holes have been taken by a 20% off-centre saw method. Tertiary samples generally range up to 20 ft (6.1 m) in length. All samples are sent to independent third party laboratory ALS Group (formerly Chemex) for preparation and analysis, except in 1997 and 2003 when they were sent Cominco Exploration Research and SGS Minerals laboratories respectively. The core remaining after sampling is archived in a secure compound located near the core logging facility.

As the Pebble Project has progressed, chemical analysis methods, quality assurance and quality control and sample security procedures have also progressed to meet standards of the day. Drill core is boxed and transported daily to the secure compound at the Iliamna airport for sampling. It is then shipped by air charter to Anchorage and then by commercial air freight to Fairbanks where it is delivered and prepared. After preparation, it is shipped by air freight to the analytical laboratory.

Since 2004 the protocol for preparation has been to dry, weigh and crush the entire sample to 70% <10 mesh (2mm), split either a 1,000 g (Cretaceous) or 250 g (Tertiary) sub-sample and pulverize to 95% <200 mesh (75 microns). Similar sample preparations were employed prior to 2004. Since 2002, copper, molybdenum, silver and several additional elements have been determined by multi-element Induced Coupled Plasma Atomic Emission Spectroscopy/Mass Spectrometry (ICP-AES/MS) after acid digestion. Prior to 2002, Cominco used a combination of single element Aqua Regia digestions Atomic Absorption Spectrometry (AAS) determinations and multi-element ICP-AES. In all cases, fire assay, with AAS, ICP or gravimetric finish, has been used for the determination of gold.

Northern Dynasty maintained an effective quality control and quality assurance (QA/QC) system consistent with industry best practice and this has been continued under the Pebble Partnership during 2007-2013. This is in addition to the QA/QC procedures used internally by the analytical laboratories. The QA/QC program has been subject to independent review by Analytical Laboratory Consultants (2004-2007) and Nicholson Analytical Consultants (2008-2012). The analytical consultants provide ongoing monitoring, including facility inspection, and timely reporting of the performance of standards, blanks and duplicates in the drill hole sampling and analytical program.

Standards are inserted into the Cretaceous sample stream at approximately 1 for every 20 samples after sample preparation and as anonymous consecutively number pulps. For Tertiary waste samples coarse blanks were inserted in the field until 2008; now commercial pulp blanks are used. Random duplicates samples are selected and tagged in the field. Some 5,929 duplicate samples were taken since 1989 for inter-laboratory duplicate analysis. From 2004 onward, samples to be duplicated were split by ALS Laboratory in Fairbanks Alaska and sent to Acme Laboratories in Vancouver BC for pulverization and analysis; duplicates from 2004-2013 match well. From 2004 to the end of 2013, a total of 1,362 blanks have been inserted to test for contamination. With a few minor exceptions, results are at very low background levels. Copper, gold and molybdenum assays have been monitored by internal lab and field inserted standards and other elements by parallel analysis by ICP-MS methods.

– 19 –	Annual Information Form

Mineral Resources

The current mineral resource estimate for the Pebble deposit is based on seven years of geological and geostatistical analysis to September 2009. The mineral resources are based on an estimate prepared for the Pebble Partnership by David Gaunt, P.Geo., Hunter Dickinson Services Inc. Mr. Gaunt is a “qualified person” as contemplated by NI 43-101 who has reviewed the disclosure. He is not independent of the Company. Results are tabulated below:

CautionaryNotetoInvestorsConcerningEstimatesofMeasured andIndicatedResources

This section uses the terms, "measured resources" and "indicated resources". The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever < /B>beconvertedintoreserves.

Cut-off (% CuEQ)	Mt	Cu (%)	Au (g/t)	Mo (ppm)	CuEQ(%)	Cu (Blb)	Au (Moz)	Mo (Blb)	CuEQ (Blb)
Measured
0.30	527	0.33	0.35	178	0.65	3.8	5.9	0.21	7.6
0.40	508	0.34	0.36	180	0.66	3.8	5.9	0.20	7.4
0.60	277	0.40	0.42	203	0.77	2.4	3.7	0.12	4.7
1.00	27	0.62	0.62	301	1.16	0.4	0.5	0.02	0.7
Indicated
0.30	5,414	0.43	0.35	257	0.80	51.3	60.9	3.07	95.5
0.40	4,891	0.46	0.36	268	0.85	49.6	56.6	2.89	91.7
0.60	3,391	0.56	0.41	301	1.00	41.9	44.7	2.25	74.8
1.00	1,422	0.77	0.51	342	1.30	24.1	23.3	1.07	40.7
Measured + Indicated
0.30	5,942	0.42	0.35	250	0.78	55.0	66.9	3.28	102.2
0.40	5,399	0.45	0.36	260	0.83	53.6	62.5	3.09	98.8
0.60	3,668	0.55	0.41	293	0.98	44.5	48.3	2.37	79.2
1.00	1,449	0.76	0.52	341	1.29	24.3	24.2	1.09	41.2

CautionaryNote toInvestors ConcerningEstimates ofInferred Resources

This section also uses the term "inferred mineral resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Cut-off (% CuEQ)	Mt	Cu (%)	Au (g/t)	Mo (ppm)	CuEQ(%)	Cu (Blb)	Au (Moz)	Mo (Blb)	CuEQ (Blb)
Inferred
0.30	4,835	0.24	0.26	215	0.53	25.6	40.4	2.29	56.5
0.40	2,845	0.32	0.30	259	0.66	20.1	27.4	1.62	41.4
0.60	1,322	0.48	0.37	289	0.89	14.0	15.7	0.84	25.9
1.00	353	0.69	0.45	379	1.20	5.4	5.1	0.29	9.3

– 20 –	Annual Information Form

The tabulated mineral resources are subject to the notes below:

Note 1

Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area. Recovery values reflect average results of metallurgical testwork completed to date and are subject to revision pending ongoing metallurgical studies. Revenue is calculated for each metal based on grades, recoveries and selected metal prices: accumulated revenues are then divided by the revenue at 1% copper. Recoveries for gold and molybdenum are normalized to the copper recovery as show below: CuEQ (Pebble West) = Cu % + (Au g/t x 69.6%/85% x 29.00/40.79) + (Mo % x 77.8%/85% x 275.58/40.79) CuEQ (Pebble East) = Cu% + (Au g/t x 76.8%/89.3% x 29.00/40.79) + (Mo % x 83.7%/89.3% x 275.58/40.79)

Note 2

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The mineral resources fall within a volume or shell defined by long-term metal price estimates of US$2.50/lb for copper, US$900/oz for gold and US$25/lb for molybdenum.

Note 3	A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas.
Note 4	All mineral resource estimates, cut-offs and metallurgical recoveries are subject to a feasibility study.

Exploration and Development

Engineering

Northern Dynasty began comprehensive site programs, involving collection of engineering, environmental and socioeconomic data for mine planning studies in addition to resource drilling in 2004. Initially, drilling was carried out to collect geotechnical, metallurgical and hydrological data to use for mine planning at Pebble West along with scoping level engineering studies.

Following the discovery of Pebble East by exploration drilling in 2005, initial data collection for engineering and environmental studies was expanded to cover that area in 2006, with drilling of geotechnical and metallurgical holes, and percussion holes for groundwater studies. In 2007, support for the preparation of an integrated development plan for Pebble West and Pebble East was initiated and included geotechnical evaluations of potential tailings storage sites; analysis of power supply options; collection of geotechnical and hydrogeological data to support design of a potential underground mine as well as initial evaluation of bulk underground mining options.

In February 2011, Northern Dynasty announced the results of an independent Preliminary Assessment ("2011 PA") of the Pebble Project by Wardrop, a Tetra Tech Company. The 2011 PA analyzed the economics of three successive mine development models comprising 25, 45 and 78 years of open pit mining each at a nominal processing rate of 200,000 tons per day. The results of the 2011 PA indicated the potential for positive returns on invested capital in a mine.

The phase of engineering work which began in 2011 has included additional analysis of various mine and process plant designs, and alternative associated infrastructure options, along with the study of potential designs for a variety of potential transportation infrastructure and power supply options.

Although additional engineering, environmental and socioeconomic studies and data collection programs designed to advance a planned prefeasibility study for the Pebble Project continued from 2011 through early 2013, this work was not sufficiently comprehensive or material to obviate the 2011 PA analyses and conclusions. However, since the withdrawal of Anglo American from the Pebble Partnership in late 2013 and in light of more recent stakeholder and regulatory feedback, Northern Dynasty has initiated a comprehensive review of previous analyses of the Pebble project, including the 2011 PA and various project components. Current studies of the Pebble project investigate new infrastructure plans as well as lower throughput rates in a revised project development concept. As well, the cost and revenue inputs require complete updating given the nearly 4 years which have passed since the 2011 PA work was done. For these reasons, any project at Pebble which is ultimately put forward for permitting will almost certainly be different from the economic assessment model examined in the 2011 PA. Therefore the conclusions in the 2011 PA study have very limited going-forward relevance at this time and, accordingly, its conclusions have not been repeated in this AIF. There can be no assurances given by Northern Dynasty that the economics of the new alternative mine models being assessed will demonstrate economics similar to those projected in the 2011 PA.

– 21 –	Annual Information Form

Environmental and Socioeconomic

Environmental Studies

In January 2012, the Pebble Partnership released the Environmental Baseline Document (EBD) for the Pebble Project, characterizing existing physical, biological and social conditions in the project area. It contains more than 27,000 pages of scientific data and analyses, characterizing a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence. The EBD is based primarily on research collected between 2004 and 2008.

Comprehensive environmental and socioeconomic baseline study programs have continued at the Pebble Project site since that time. Field programs in 2013 were primarily focused on surface and groundwater hydrology, water quality and fish resources.

Permitting will be initiated once the Pebble Partnership submits its Project Description and other documents to the government agencies which, with the EBD, provide the foundation for an Environmental Impact Statement ("EIS"). Prepared by a third-party contractor under the direction of a lead federal agency, the EIS will assess the project’s potential environmental/socioeconomic effects and development alternatives, and will provide the basis for federal, state and local government agencies to make individual permitting decisions.

Cultural Resource Studies

Cultural resource studies have been carried out by the Pebble Partnership on all areas that might be affected by the Pebble Project, with the exception of possible locations of transportation infrastructure options. Examination of the potential transportation infrastructure sites will be undertaken once a decision is made regarding the exact location of these project features.

Stakeholder Relations and Outreach

Since 2004, Northern Dynasty and subsequently the Pebble Partnership have undertaken a comprehensive stakeholder outreach program to document the priorities and concerns of local communities and area residents, and facilitate their participation in the process by which the Pebble Project will be designed, permitted, built and operated.

Formal and informal meetings have been undertaken with stakeholder groups and individuals. All meetings have been recorded and stakeholder input documented. In certain cases, translation services have been utilized to ensure Native elders can participate in stakeholder consultation exercises. The Pebble Partnership stakeholder and community relations program contains a number of other elements, including:

– 22 –	Annual Information Form

  Public education: stakeholder tours to the Pebble Project site and to operating mines in the United States and Canada have taken place;

  Community investment: a variety of community service and infrastructure investments have taken place. In 2008, the Pebble Fund was established, a US$5 million endowment to enhance health and sustainability of regional fisheries and the communities they support. Grants are awarded based on criteria and selections made by an independent advisory board of citizens from communities throughout the Bristol Bay region, and administered by the Alaska Community Foundation. To the end of 2013, the Pebble Fund has supported 160 community- led projects in 25 communities throughout the Bristol Bay region of southwest Alaska, directly investing some US$5.25 million while leveraging nearly US$16 million more in matching funds from other organizations.

  Training and workforce development: the Pebble Partnership has made an explicit commitment to local employment both at the exploration stage and during mine operations, and pursuing this goal by ensuring that local residents receive priority consideration for employment, based on qualifications and merit, and advancing training and workforce development initiatives. A long term workforce development strategy is being developed.

  Business development: programs to enhance the capacity of local businesses to provide goods and services to the Pebble Project and to position themselves to benefit from mine operations in the future, have been advanced since 2005. The Pebble Partnership has developed commercial relationships with six Alaska Native Village Corporations. These partnerships have generated local employment, training and revenue for participating corporations and allowed them to develop human and financial resources to capture additional business opportunities in the future. A comprehensive business development strategy is being developed to ensure local businesses, including Alaska Native Corporations, are aware of long-term business opportunities and can position their organizations to benefit from mine operations.

Plans for 2014

The Company’s priority goals in 2014 are to address the EPA’s recently announced 404(c) process under the Clean Water Act, to move forward with environmental planning and project design work and to seek one or more potential joint venture or other partners to join the Pebble Project. Northern Dynasty has consolidated all of the technical data, engineering work and permitting documentation related to the Pebble Project into a data room to facilitate due diligence reviews by interested parties. The Company will also continue its review of the project and advance engineering and environmental studies, as well as regulatory documentation, to prepare for federal and state permitting under the NEPA. A final decision on formal permit application timing depends on factors such as completion of technical assessments and interaction with regulatory agencies, and will be made by the Northern Dynasty and Pebble Mines Corp. Boards.

– 23 –	Annual Information Form

Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of the entire investment. The risks associated with Northern Dynasty’s business include:

The Pebble Project is Subject to Political and Environmental Regulatory Opposition

As is typical for a large scale mining project, the Pebble Project faces concerted opposition from many individuals and organizations who particularly fear its possible impact on the Bristol Bay Watershed ("BBW"). The BBW is an important wildlife habitat and salmon spawning area. The United States Environmental Protection Agency has gone so far as to suggest that it may peremptorily prevent the Pebble Project from proceeding even before a mine permitting application is filed based on the EPA’s concerns over the impact of a large mine on the BBW. Accordingly the greatest risk to the Pebble Project is seen to be political/permitting risk which may ultimately preclude construction of a mine at Pebble. (See “Contingencies” in section 12.2 below)

Northern Dynasty will require additional funding to meet the development objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing to continue permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

The Pebble Partnership’ s mineral property interests do not contain any ore reserves or any known body of economic mineralization.

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore".

Mineral Resources disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are estimates only.

Northern Dynasty has included mineral resource estimates that have been made in accordance with National Instrument 43-101. These resources estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty advises investors that while these terms are mandated by Canadian securities administrators, the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as "measured resources" or "indicated resources" will ever be converted into ore reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

– 24 –	Annual Information Form

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

Northern Dynasty has no history of earnings and no foreseeable earnings, and may never achieve profitability or pay dividends.

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the pre-development stage.

Northern Dynasty’ s consolidated financial statements have been prepared assuming Northern Dynasty will continue on a going concern basis.

Northern Dynasty’s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At December 31, 2013, Northern Dynasty had working capital of approximately $29.7 million, which is sufficient to fund its operations in fiscal 2014. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis which would likely differ significantly from their going concern assumption carrying values.

As the Pebble Project is Northern Dynasty’ s principal mineral property interest, the failure to establish that the Pebble Project possesses commercially viable and legally mineable deposits of ore will cause a significant decline in the trading price of Northern Dynasty’ s common shares and reduce its ability to obtain new financing.

The Pebble Project is, through the Pebble Partnership, Northern Dynasty’s principal mineral property interest. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possess commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would possibly result in further declines in the trading price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

– 25 –	Annual Information Form

If prices for copper, gold and molybdenum decline, Northern Dynasty may not be able to raise the additional financing required to fund expenditures for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals it mines or for which it explores. The prices of copper, gold and molybdenum are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold and molybdenum have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold and molybdenum, with the result that Northern Dynasty may not have sufficient financing with which to funds its exploration activities

Northern Dynasty competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with environmental requirements will take large resources and changes to these requirements could significantly increase the costs developing the Pebble Project and could delay these activities.

The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations or the application thereof and the presence of unknown environmental hazards on Northern Dynasty’s mineral properties may result in significant unanticipated compliance and reclamationcosts.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation. Refer to further discussion in Item 12 – Legal Proceedings.

– 26 –	Annual Information Form

Northern Dynasty is subject to many risks hat are not insurable and, as a result, Northern Dynasty will not be able to recover loss es through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

The market price of Northern Dynasty’ s common shares is subject to high volatility and could cause investor loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Northern Dynasty shares.

If Northern Dynasty loses the services of the key personnel that it engages to undertake its activities, then Northern Dynasty’ s plan of operations may be delayed or be more expensive to undertake than anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Services Inc. ("HDSI"). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities; however the Company does not have the right to require HDSI to bring to the Company all corporate opportunities that come to HDSI's attention.

– 27 –	Annual Information Form

ITEM 6.	DIVIDENDS

The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 7.	DESCRIPTION OF CAPITAL STRUCTURE

Northern Dynasty’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 95,009,864 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2013. As of March 24, 2014, there were 95,009,864 common shares issued and outstanding as fully paid and non-assessable. The audited consolidated financial statements provide share issuances effected by Northern Dynasty and the weighted average issue price for shares since January 1, 2013.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Northern Dynasty rank pari passu (i.e. equally) for voting and the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Northern Dynasty.

Northern Dynasty’s securities have not received any ratings from any rating organization.

ITEM 8.	MARKET FOR SECURITIES

The following table shows the progression in high and low trading prices of the common shares of Northern Dynasty on the Toronto Stock Exchange ("TSX") and NYSE MKT for the periods listed.

	Toronto Stock Exchange			NYSE MKT
			Average			Average
			Daily			Daily
	High	Low	Trading	High	Low	Trading
Monthly	($)	($)	Volume	(US$)	(US$)	Volume
December 2013	1.78	1.07	80,000	1.68	1.00	455,200
November 2013	1.46	1.11	82,000	1.41	1.06	300,600
October 2013	1.98	1.40	43,000	1.93	1.35	244,100
September 2013	2.45	1.35	137,800	2.36	1.31	471,400
August 2013	2.45	2.00	36,000	2.38	1.91	194,100
July 2013	2.84	2.06	32,200	2.73	1.94	137,000
June 2013	2.78	1.94	38,600	2.67	1.85	157,000
May 2013	2.90	2.25	38,000	2.82	2.09	225,800
April 2013	3.28	2.33	157,000	3.17	2.27	405,500
March 2013	3.66	2.75	137,900	3.63	2.67	348,200
February 2013	3.79	3.24	83,400	3.78	3.14	242,500
January 2013	4.19	3.19	83,000	4.26	3.26	237,700

Northern Dynasty share trading information is also available through free internet search services (for example, refer to www.yahoo.com, enter NDM.TO (for TSX) or NAK (for NYSE MKT)).

– 28 –	Annual Information Form

ITEM 9.	ESCROWED SECURITIES

There are no shares of Northern Dynasty held in escrow.

ITEM 10	DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Northern Dynasty are presented in the table below. Except where indicated, each director and senior officer of Northern Dynasty has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years. The number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 25, 2014 are shown in the following table:

Name, Position and Country of Residence	Period as a Director or Officer of the Company	Securities Beneficially Owned or Controlled (1)
Scott D. Cousens Director Vancouver, British Columbia, Canada	Since June 1996	6,000 Common Shares 210,000 Options
Robert A. Dickinson Chairman of the Board and Director Lions Bay, British Columbia, Canada	Since June 1995	3,420,083 Common Shares 480,000 Options
Gordon J. Fretwell Director West Vancouver, British Columbia, Canada	Since July 2004	Nil Common Shares 150,000 Options
Russell E. Hallbauer Director West Vancouver, British Columbia, Canada	Since April 2008	106,600 Common Shares 210,000 Options
Wayne Kirk Director Orcas Island, Washington, USA	Since July 2004	30,000 Common Shares 270,000 Options
Peter Mitchell Director Chicago, Illinois, USA	Since May 2011	Nil Common Shares 150,000 Options
Ken Pickering Director Chemainus, British Columbia, Canada	Since September 2013	Nil Common Shares 150,000 Options
Marchand Snyman Chief Financial Officer and Director West Vancouver, British Columbia, Canada	Since August 2008	40,000 Common Shares 480,000 Options
Ronald W. Thiessen President, CEO and Director West Vancouver, British Columbia, Canada	Since November 1995	2,108,878 Common Shares 480,000 Options

– 29 –	Annual Information Form

Name, Position and Country of Residence	Period as a Director or Officer of the Company	Securities Beneficially Owned or Controlled (1)
Trevor Thomas Secretary Vancouver, British Columbia, Canada	Since February 2008	Nil Common Shares 145,000 Options
Bruce Jenkins Senior VP, Corporate Development Vancouver, British Columbia, Canada	Since June 2004	10,000 Common Shares 200,000 Options
Stephen Hodgson VP Engineering Vancouver, British Columbia, Canada	Since March 2005	90,000 Common Shares 200,000 Options
Sean Magee VP Public Affairs North Vancouver, British Columbia, Canada	Since October 2006	Nil Common Shares 200,000 Options
Doug Allen VP Corporate Communications Vancouver, British Columbia, Canada	Since June 2012	Nil Common Shares 200,000 Options

Notes:
1.	Information was derived from insider reporting filings available at www.sedi.ca.

The directors listed above, except for Ken Pickering, were re-elected at the annual general meeting of the Company held on June 19, 2013, for a one-year term of office expiring at the next annual general meeting of Northern Dynasty, which is currently scheduled for June 19, 2014. Mr. Pickering was appointed a director of Northern Dynasty in September 2013. Several of the directors serve together on a number of boards of other publicly listed companies.

Although the directors oversee the management of the Company’s affairs, a cost sharing arrangement exists between a number of the public resource companies on which several of the directors serve pursuant to administrative and geological service agreements with Hunter Dickinson Services Inc. ("HDSI"), a wholly owned subsidiary of Hunter Dickinson Inc. ("HDI"), a private company. HDI through HDSI provides executive, engineering, geological and administrative services to, and incurs costs on behalf of, the Company and its subsidiaries at annually set rates pursuant to an agreement dated July 2, 2010. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Based on insider reports filed on www.sedi.ca, as at March 25, 2014, the above directors and officers beneficially owned, directly or indirectly, or exercised control or direction over 5,811,561 common shares of the Company (6.1%), or 9,336,561 common shares on a fully diluted basis (9.5%) .

The following committees have been established by the members of Northern Dynasty’s board of directors:

– 30 –	Annual Information Form

Committee	Membership
Audit and Risk Committee	Gordon Fretwell Wayne Kirk Peter Mitchell (Chair)
Compensation Committee	Gordon Fretwell (Chair) Ken Pickering Peter Mitchell
Nominating and Governance Committee	Gordon Fretwell Wayne Kirk (Chair) Ken Pickering
Pebble Limited Partnership Oversight Committee	Wayne Kirk

The mandate of each of these committees is more particularly described in Northern Dynasty’s corporate governance Policies and Procedures manual available on the Company’s website at www.northerndynastyminerals.com.

Principal Occupation and Other Companies Served by Current Directors of Northern Dynasty Scott D. Cousens – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Through substantial financings and subsequent corporate success, Mr. Cousens has established strong ties with North American, European and Asian investors.

Mr. Cousens is a director of HDI and HDSI. Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	June 1996	Present
Amarc Resources Ltd.	Director	TSX-V, OTCBB	September 1995	Present
Atlatsa Resources Corporation	Director	TSX-V, JSE, NYSE MKT	September 1996	June 2009
Continental Minerals Corporation	Director	TSX-V, OTCBB	June 1994	April 2011
Heatherdale Resources Ltd.	Director and Chairman	TSX-V	November 2009	Present
Northcliff Resources Ltd.	Director	TSX	June 2011	February 2012
	Director		May 2012	Present
Quartz Mountain Resources Ltd.	Director and Chairman	TSX-V, OTCBB	November 2012	Present
Rathdowney Resources Ltd.	Director	TSX-V	March 2011	Present
Taseko Mines Limited	Director	TSX, NYSE MKT	October 1992	Present

– 31 –	Annual Information Form

Robert A. Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of the public companies associated with Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the Britannia Mine Museum and a Trustee of the BC Mineral Resources Education Program.

 Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	June 1994	Present
	Chairman		April 2004	Present
Amarc Resources Ltd.	Director	TSX-V, OTCBB	April 1993	Present
	Chairman		April 2004	Present
Atlatsa Resources Corporation	Director	TSX-V, JSE, NYSE MKT	October 2004	June 2009
	Co-Chairman		October 2004	June 2009
Continental Minerals Corporation	Director	TSX-V, OTCBB	June 2004	April 2011
Curis Resources Ltd.	Director	TSX	November 2010	November 2012
	Chairman		November 2010	December 2010
Heatherdale Resources Ltd.	Director	TSX-V	November 2009	Present
Northcliff Resources Ltd.	Director	TSX	June 2011	Present
	Chairman		June 2011	January 2013
Rathdowney Resources Ltd.	Director and Chairman	TSX-V	March 2011	December 2011
Quartz Mountain Resources Ltd.	Director	TSX-V	December 2011	Present
	Chairman		December 2011	November 2012
Taseko Mines Limited	Director	TSX, NYSE MKT	January 1991	Present

Gordon J. Fretwell, B.Comm. LLB. – Director

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	Name of Market	From	To
Bell Copper Corporation	Secretary	TSX-V	December 2008	May 2011
	Director		June 2001	April 2011

– 32 –	Annual Information Form

Company	Positions Held	Name of Market	From	To
Benton Resources Corp.	Director	TSX-V	July 2003	Present
	Secretary		December 2003	Present
Continental Minerals Corporation	Director	TSX-V, OTCBB	February 2001	April 2011
Copper Ridge Explorations Inc.	Director/Secretary	TSX-V	September 1999	August 2009
Curis Resources Ltd.	Director	TSX	January 2011	Present
Coro Mining Corporation	Director	TSX	June 2009	Present
Frontera Copper Corporation	Director	TSX	February 2009	June 2009
Grandcru Resources Corp.	Director	TSX-V	December 2002	May 2009
Golden Dory Resources Corp.	Secretary	TSX-V	August 2008	Present
ICN Resources Ltd.	Secretary	TSX-V	March 2009	August 2010
	Director		July 2004	August 2010
International Royalty Corporation	Director	TSX, NYSE MKT	June 2003	February 2010
Asanko Gold Inc. (formerly Keegan Resources Inc.)	Director	TSX, NYSE MKT	February 2004	Present
Lignol Energy Corporation	Director	TSX-V	January 2007	Present
Meritus Minerals Ltd.	Director	TSX-V	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	June 2004	Present
Quartz Mountain Resources Ltd.	Director	TSX-V, OTCBB	January 2003	Present
	Secretary		January 2003	December 2011
Rare Earth Metals Inc.	Secretary	TSX-V	December 2009	Present
Rockwell Diamonds Inc.	Secretary	TSX-V, OTCBB, JSE	September 2012	Present

Russell E. Hallbauer, P.Eng. – Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C. Mr. Hallbauer is currently the President and Chief Executive Officer of Taseko Mines Limited.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in British Columbia. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of HDI and HDSI.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

– 33 –	Annual Information Form
Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	April 2008	Present
Curis Resources Ltd.	Director	TSX	November 2010	Present
	Chairman		December 2010	September 2012
	Co-Chairman		September 2012	Present
Taseko Mines Limited	Director, President and Chief Executive Officer	TSX, NYSE MKT	July 2005	Present

Wayne Kirk, LLB – Director

Wayne Kirk is a retired attorney and consultant. With over 35 years of professional experience, Mr. Kirk also has over 9 years of senior executive experience in the mining industry.

 Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	July 2004	Present
Atlatsa Resources Corporation	Director	TSX-V, NYSE MKT, JSE	July 2005	September 2011
Gabriel Resources Ltd.	Director	TSX	June 2008	Present
Great Basin Gold Ltd.	Director	TSX, NYSE MKT, JSE	July 2004	January 2012
Luna Gold Corp.	Director	TSX, OTCQX	May 2012	Present
Taseko Mines Limited	Director	TSX, NYSE MKT	July 2004	Present

Peter Mitchell, CA – Director

Mr. Mitchell is currently the Senior Vice President and Chief Financial Officer of Coeur Mining, Inc. in Chicago, Illinois. He is a graduate of the University of Western Ontario with a Bachelor of Arts in Economics as well as a graduate of the MBA program of the University of British Columbia. Mr. Mitchell is a Chartered Accountant and worked most recently as the Chief Financial Officer of Taseko Mines Limited. Prior to that he held senior roles in three private equity portfolio companies including President of Florida Career College based in Fort Lauderdale, Florida, President and CEO of Vatterott Education Centers in St Louis, Missouri and Vice Chairman and CFO of Von Hoffmann Corporation, also based in St Louis, Missouri.

Mr. Mitchell is, or was within the past five years, an officer and or director of the following public companies:

– 34 –	Annual Information Form

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	May 2011	Present
Coeur Mining, Inc.	Senior Vice President and Chief Financial Officer	NYSE, TSX	June 2013	Present
Northcliff Resources Ltd.	Director	TSX	June 2011	Present
Taseko Mines Limited	Chief Financial Officer	TSX, NYSE MKT	September 2008	May 2013

Ken Pickering – Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	September 2013	Present
Endeavour Silver Corp.	Director	TSX, NYSE	August 2012	Present
THEMAC Resources Group Limited	Director	TSX-V	March 2011	Present

Marchand Snyman, CA (SA), CA (Aust.) – Director, Chief Financial Officer

Marchand Snyman is a member of the Institute of Chartered Accountants in Australia and of the South African Institute of Chartered Accountants. He is a director and Chief Operating Officer of HDI and a director of HDSI.

With over 14 years of progressive experience in the mining sector, Mr. Snyman was a director of Muratie Investments Pty Limited between 2003 and 2006, an Australian mining consultant providing advisory services to businesses in Australia, China, South Africa and the USA. Mr. Snyman was General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer from 1999 – 2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

– 35 –	Annual Information Form

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	August 2008	Present
	Chief Financial Officer		August 2008	Present
Continental Minerals Corporation	Chief Financial Officer	TSX-V, OTCBB	January 2008	April 2011
Heatherdale Resources Ltd.	Chief Financial Officer	TSX-V	November 2009	April 2012
Northcliff Resources Ltd.	Director and Chairman	TSX	January 2013	Present

Ronald W. Thiessen, CA – Director, President and Chief Executive Officer

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDI and HDSI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE MKT	November 1995	Present
	President and Chief Executive Officer		November 2001	Present
Amarc Resources Ltd.	Director	TSX-V, OTCBB	September 1995	Present
	President and Chief Executive Officer		September 2000	Present
Atlatsa Resources Corporation	Director	TSX-V, JSE NYSE MKT	April 1996	June 2011
Continental Minerals Corporation	Director	TSX-V, OTCBB	November 1995	April 2011
	Co-Chairman		January 2006	April 2011
Detour Gold Corporation	Director	TSX	July 2006	May 2012
	Chairman		July 2006	March 2009
Farallon Mining Ltd.	Director	TSX	August 1994	January 2011
	Chairman		December 2005	January 2011
Great Basin Gold Ltd.	Director	TSX, NYSE MKT, JSE	October 1993	June 2013
	Chairman		November 2006	June 2013
Quartz Mountain Resources Ltd.	President, CEO and Director	TSX-V	December 2011	Present

– 36 –	Annual Information Form

Company	Positions Held	Name of Market	From	To
Taseko Mines Limited	Director	TSX, NYSE MKT	October 1993	Present
	Chairman		May 2006	Present

OTHER OFFICERS

Trevor Thomas, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in house positions and is currently general counsel for HDI. HDI, he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	Name of Market	From	To
Northern Dynasty Minerals Ltd.	Secretary	TSX, NYSE MKT	February 2008	Present
Amarc Resources Ltd.	Secretary	TSX-V, OTCBB	February 2008	Present
Atlatsa Resources Corporation	Assistant Secretary	TSX-V, JSE, NYSE MKT	November 2007	March 2011
Continental Minerals Corporation	Secretary	TSX-V, OTCBB	February 2008	April 2011
Curis Resources Ltd.	Secretary	TSX	June 2013	Present
Farallon Mining Ltd.	Secretary	TSX	December 2007	January 2011
Heatherdale Resources Ltd.	Secretary	TSX-V	November 2009	September 2010
			June 2013	Present
Northcliff Resources Ltd.	Secretary	TSX	June 2011	Present
Quartz Mountain Resources Ltd.	Secretary	TSX-V	June 2013	Present
Rathdowney Resources Ltd.	Secretary	TSX-V	March 2011	Present
Rockwell Diamonds Inc.	Secretary	TSX, OTCBB, JSE	February 2008	September 2012
Taseko Mines Limited	Secretary	TSX, NYSE MKT	July 2008	Present

Bruce Jenkins – Senior Vice President, Corporate Development

Bruce Jenkins is an environmental and government relations executive with more than 30 years of experience in project and corporate management. He supports the Pebble Partnership and helps guide environmental and permitting activities. Mr. Jenkins is also Executive Vice President of Environment and Sustainability for Hunter Dickinson Inc.

Stephen Hodgson – Vice President, Engineering

Stephen Hodgson is a professional engineer with over 35 years of experience in mine operations, mine development and project engineering. He is also Executive Vice President of Engineering for Hunter Dickinson Inc.

Mr. Hodgson is, or was within the past five years, an officer of the following public companies:

– 37 –	Annual Information Form

Company	Positions Held	Name of Market	From	To
Rathdowney Resources Ltd.	Director	TSX-V	December 2011	Present

Sean Magee – Vice President, Public Affairs

Sean Magee is a former journalist and speech writer with more than 15 years of natural resource industry communications experience. Mr. Magee has had a working relationship with Hunter Dickinson Inc. for more than 12 years and is currently HDI's Executive Vice President of Strategic Communications and Public Affairs.

Doug Allen – Vice President, Corporate Communications

Doug Allen is an asset management industry specialist with more than 30 years of experience on both the sell-side and the buy-side of the investment industry. His experience includes extensive investment work in the mining industry. Mr. Allen serves as the primary liaison between the broker-dealer and asset management industries and the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Northern Dynasty is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer. This information has been provided by each director or officer, as the Company is unable to verify these statements independently.

As publicly disclosed at www.sedar.com, in September, 2012, Great Basin Gold Ltd. ("GBG"), a company for which Ronald W. Thiessen was at the time a director, and for which Mr. Wayne Kirk was at that time a former director having resigned as a director in January 2012, filed for creditor protection under the Companies’ Creditors Arrangement Act ("CCAA") in Canada, and as well, GBG’s principal South African subsidiary Southgold Exploration (Pty) Ltd. ("Southgold"), filed for protection under the South African Companies Act business rescue procedures. These companies continued to be subject to the insolvency proceedings at the time that Mr. Thiessen resigned.

Potential Conflicts of Interest

Directors of Northern Dynasty also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to such other companies. Furthermore, those other companies may participate in the same properties as those in which Northern Dynasty has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of "corporate opportunity". In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Northern Dynasty.

– 38 –	Annual Information Form

ITEM 11.	PROMOTERS

Not applicable.

ITEM 12.	LEGAL PROCEEDINGS

12.1	Legal Matters

In October 2011, a lawsuit filed in July 2009 by the Trustees for Alaska (an activist environmental law firm) on behalf of Nunamta Aulukestai – an organization established and funded to oppose development of the Pebble Project - was rejected by the Anchorage Superior Court. The lawsuit alleged that the Alaska Department of Natural Resources ("DNR") had violated the state constitution by granting exploration and temporary water use permits to the Pebble Partnership, and exploration activities had caused harm to vegetation, water, fish and wildlife. The Pebble Partnership actively participated in the trial proceedings after being granted intervener status. Superior Court Judge Aarseth denied each of the allegations made by Nunamta Aulukestai, and ruled that no evidence of environmental harm was presented. The plaintiffs have filed an appeal that is now pending before the Alaska Supreme Court.

In November 2011, by a narrow 280 – 246 (53% – 47%) margin, voters in Southwest Alaska’s Lake & Peninsula Borough supported a ballot measure sponsored by anti-Pebble activists that proposed to restrict future development that affects more than one square mile of land within the 31,000 square mile borough. The initiative was opposed by a broad spectrum of Alaska interests, including a group of four Alaska Native village corporations representing seven Lake & Peninsula Borough communities whose private land holdings would be affected by the ordinance, the State of Alaska and the Pebble Partnership. It was also opposed by the Resource Development Council for Alaska, the Alaska State Chamber of Commerce, the Alaska Miners Association, Council of Alaska Producers, the Alaska Oil and Gas Association and the Alaska Industry Support Alliance, among others.

The Pebble Partnership and the State of Alaska filed legal challenges to the ballot initiative in the Alaska Superior Court, and on March 19, 2014 the court issued a permanent injunction barring the law from going into effect. The court ruled in favor of the Pebble Partnership, agreeing that the Alaska constitution and Alaska statutes preempted local governments from interfering with resource development on State lands.

An environmental group, Renewable Resources Coalition ("RRC"), has filed a lawsuit against the Pebble Partnership and others in superior court in California. The lawsuit follows a complaint that Pebble Partnership filed with the Alaska Public Offices Commission in 2009 which alleged that RRC and others had engaged in illegal conduct during the course of a ballot initiative campaign in 2008. The commission investigated and issued a report finding RRC and others had violated Alaska law, and subsequently RRC and others entered into a consent decree and paid a settlement fine. RRC then filed a lawsuit against the Pebble Partnership, asserting that the Pebble Partnership violated RRC's rights by acquiring documents and information which the Pebble Partnership had attached to its complaint to the Alaska Public Offices Commission. The trial court dismissed the lawsuit, finding that it was an improper retaliatory lawsuit and barred by California's Anti-SLAPP (Strategic Lawsuits against Public Participation) statute. An appellate court recently reversed that dismissal and remanded the case back to the trial court. A status hearing is set for April 2014. The Pebble Partnership maintains that its conduct in reporting illegal conduct to the proper law enforcement authority was appropriate and proper in all respects, and it will again ask the trial court to dismiss the lawsuit for lack of merit.

– 39 –	Annual Information Form
12.2	Contingencies

Bristol Bay Watershed Assessment

In February 2011, the US Environmental Protection Agency ("EPA") announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in all of the Bristol Bay area, subsequently narrowed to the Nushagak and Kvichak drainages. This process was initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the Clean Water Act to prohibit discharges of dredged or fill material in waters of the US within these drainages. Rather than acceding to this request, the EPA embarked on a scientific study to assess potential impacts of hard rock mining in the two drainages.

The EPA’s first draft Bristol Bay Watershed Assessment ("BBWA") report was released on May 18, 2012. The draft report is a fundamentally flawed document. By the EPA’s own admission, it has evaluated the effects of a ‘hypothetical project’ – a project that has not been defined or proposed – and for which key environmental mitigation strategies are not known. The assessment was rushed – it is based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Partnership has studied the ecological and social environment surrounding Pebble for nearly a decade. The EPA also failed to fully consider the comprehensive and detailed data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document.

The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, Northern Dynasty made a presentation highlighting these shortcomings at the public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and has called upon the EPA to cease action on the watershed assessment until such time as a definitive proposal for the development of the Pebble deposit is submitted into the NEPA process.

Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many independent experts on the peer review panel assembled to review the BBWA in a report entitled 'External Peer Review of EPA's Draft Document: An Assessment of Potential Min ing Impacts on Salmon Ecosystems of Bristol Bay, Alaska" released in November 2012. In a wide-ranging critique of the draft report's methodology and findings, many peer review panelists called the EPA's effort to evaluate the effects of a 'hypothetical mining scenario' on the water, fish, wildlife and cultural resources of Southwest Alaska "inadequate", "premature", "unreasonable", "suspect" and "misleading". The full peer review report can be found at: http://www.epa.gov/ncea/pdfs/bristolbay/Final-Peer-Review-Report-Bristol-Bay.pdf.

"The authors have attempted to develop a hypothetical mine and attempted to assess possible environmental effects associated with mine development, operation, and closure," said Dr. William Stubblefield, a senior professor at Oregon State University and an expert in environmental toxicology. "Although interesting, the potential reality of the assessment is somewhat questionable. It is also unclear why EPA undertook this evaluation, given that a more realistic assessment could probably have been conducted once an actual mine was proposed and greater detail about operational parameters available."

On April 26, 2013, the EPA released a revised draft of the BBWA report and announced another public comment and Peer Review period. The Pebble Partnership and Northern Dynasty made submissions on the revised draft. In late May 2013, Northern Dynasty filed a 205-page submission which describes the same major shortcomings as the original report published in May 2012. For additional information on Northern Dynasty’s submission to the EPA and the Company’s critique of the BBWA report, see http://www.northerndynastyminerals.com/ndm/BristolBay.asp.

In mid-January 2014, the EPA released the final version of its BBWA. It does not include any recommendations or regulatory actions that will affect future development of the Pebble Project. The report still reflects many of the same fundamental shortcomings as previous drafts. The Peer Review report emphasizes that important information about the potential effects of mine development on the natural resources of Bristol Bay is not presented in the final BBWA report, and these issues should be examined during the more rigorous and comprehensive process to be undertaken under the NEPA once the Pebble Partnership has applied for permits. In its response, EPA states that the BBWA is “not intended to be an environmental impact assessment,” and “is not intended to duplicate or replace a regulatory process.”

On February 28, 2014, the EPA announced that it is initiating a process under the Clean Water Act to investigate potential impacts on aquatic habitat and fisheries associated with mine development in southwest Alaska. The EPA process, which is a continuation of the BBWA study initiated in 2011, will include consultation with the U.S. Army Corps of Engineers and the Pebble Partnership. Based on input the EPA receives during any one of these steps, the agency has stated it could decide to take action under Section 404(c) of the Clean Water Act or decide that that further review is not necessary. Northern Dynasty management continues to be of the opinion that any final decisions about Pebble should be made by federal and state regulators working within the NEPA permitting process based on an actual permit application, and not unilaterally and pre-emptively by the EPA.

– 40 –	Annual Information Form
ITEM 13.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transactions of the Company other than as set out herein.

Certain directors of a private company, HDSI, a wholly owned subsidiary of HDI (refer Item 10 – Directors and Officers) are also directors of the Company. Pursuant to a management services agreement with HDSI, HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries at annually set rates. During the year ended December 31, 2013, the Company paid HDSI approximately $4.2 million (2012 – $3.5 million) for services rendered by HDSI and reimbursed HDSI approximately $0.8 million (2012 – $1.1 million) for third party costs incurred on the Company’s behalf. Certain members of the company’s senior management are employed by HDSI rather than by Northern Dynasty directly.

– 41 –	Annual Information Form

ITEM 14.	TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 15.	MATERIAL CONTRACTS

Other than the management services agreement with HDSI as set out in Item 13, the Company has no contracts that can be considered to be material which are still in effect as of the end of the fiscal year ended December 31, 2013.

ITEM 16.	INTERESTS OF EXPERTS

David Gaunt, P.Geo., is a person

(a)

who is named as in a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

(b)	whose profession or business gives authority to the report made by him.

Mr. Gaunt holds an interest in the common shares of the Company, directly or indirectly, or through share purchase options, representing less than 1% of the Company's outstanding share capital.

Deloitte LLP are the Independent Registered Chartered Accountants of the Company and are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and has complied with the SEC’s rules on auditor independence.

ITEM 17.	ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the "SEC") Electronic Document Gathering and Retrieval System ("EDGAR") at www.sec.gov.

The following documents can be obtained upon request from Northern Dynasty’s Shareholder Communication Department by calling (604) 684-6365:

(i)	this AIF, together with any document incorporated herein by reference;
(ii)

the Annual Report of the Company and any interim consolidated financial statements filed with Securities Commissions subsequent to the audited consolidated financial statements for the Company's most recently completed financial year; and

(iii)	the Proxy Circular for the annual general meeting of the Company when available.

– 42 –	Annual Information Form

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 18.	DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 19.	AUDIT and RISK COMMITTEE, AUDITOR FEES, EXEMPTIONS, CODE OF ETHICS

Audit and Risk Committee ("Audit Committee") Charter

The Audit Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

Composition of the Audit Committee

The Audit Committee currently consists of Peter Mitchell, Wayne Kirk, and Gordon Fretwell. Mr. Mitchell is the Chairman of the Audit Committee. The Committee reviews all financial statements of the Company prior to their publication, reviews audits performed, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit Committee Charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with National Instrument 52-110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit. Each Audit Committee member is an independent director and is financially literate. Both Mr. Kirk and Mr. Fretwell are experienced securities lawyers. Mr. Mitchell, the Audit Committee Chairman is a Chartered Accountant and is a financial expert.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

See disclosure regarding biographical information in Item 10. Directors and Officers – Principal Occupation and Other Companies Served by Current Directors of Northern Dynasty.

Reliance on Certain Exemptions available in NI 52-110

The Company’s auditor, Deloitte LLP, has not provided any material non-audit services during the most recently completed fiscal year.

– 43 –	Annual Information Form

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditor. The procedures require that all proposed engagements of its auditor for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditor for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Principal Accountant Fees and Services

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by Deloitte LLP to the Company to ensure auditor independence. Fees incurred with Deloitte LLP for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Year ended December 31, 2013	Year ended December 31, 2012
Audit Fees (1) Audit-Related Fees (2) Tax Fees (3) All Other Fees (4)	$ 199,500 – – –	$ 175,000 – – –
Total	$ 199,500	$ 175,000

Notes:
1.

"Audit Fees" are the aggregate fees billed by our independent auditor for the audit of our annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

2.

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit- related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3.

"Tax Fees" include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4.	"All Other Fees" include all other non-audit services.

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the non-audit services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the non-audit services requested and the fees related to such services could impair the independence of the auditors.

– 44 –	Annual Information Form

Code of Ethics

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company. A copy of the Code of Ethics, which is included as part of the Company’s Governance Policies and Procedures Manual is available for download from the Company’s website at www.northerndynastyminerals.com and under the Company’s profile on SEDAR at www.sedar.com.

– 45 –	Annual Information Form

APPENDIX A

Audit and Risk Committee Charter

1.	Purpose: Responsibilities and Authority

The Audit and Risk Committee (the "Audit Committee" or "Committee") shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)	Relationship with Independent Auditor.

(i)

Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii)

The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii)	The independent auditor shall report directly to the Committee.

(iv)

The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chairman may approve services to be performed by the independent auditors and the fees therefor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v)	At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi)	At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

	(A)	the independent auditor’s internal quality-control procedures;

(B)

any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

– 46 –	Annual Information Form
(C)	any steps taken to deal with any such issues; and

(D)	all relationships between the independent auditor and the Company.

(vii)

At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii)

The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix)	The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x)

The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(b)	Financial Statement and Disclosure Review.

(i)

The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii)

The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii)

The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv)

At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

– 47 –	Annual Information Form

(A)	all critical accounting policies and practices used by the Company;

(B)

all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(C)

other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(v)

Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of "pro forma" or "adjusted" non-GAAP information.

(vi)

The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c)	Conduct of the Annual Audit.

The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i)

The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii)

The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board and that the independent auditor satisfies all applicable Canadian independence standards, Independence Standards Board Standard No. 1, and SEC Regulation S-X, Section 2-01. The Committee shall obtain from the auditor a written statement delineating all relationships between the auditor and the Company as per ISB Standard 1, and review relationships that may impact the objectivity and independence of the auditor.

(iii)	The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including

	(A)	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

– 48 –	Annual Information Form

(B)	the management letter provided by the independent auditor and the Company’s response to that letter; and

(C)

any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(iv)

The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(v)

The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

(d)	Compliance and Oversight.

(i)

The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii)

The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii)

The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to manage those risks..

(iv)

At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the CEO and CFO annual certifications required to be included in the AIF/Annual Report to the SEC.

(v)	At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor

– 49 –	Annual Information Form

management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures.

(vi)

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)

The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii)

At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(ix)	The Committee shall oversee the preparation of all reports relating to the Committee required under applicable laws, regulations and stock exchange requirements.

(x)	The Committee shall exercise oversight with respect to anti-fraud programs and controls.

(e)	Related Party Transactions.

(i)

The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii)

As used herein the term "related party" means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term "affiliate" means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries. "Related party" includes Hunter Dickinson Services Inc.

(f)	Additional duties.

The Committee shall perform the following additional duties:

(i)	The Committee shall review and recommend hedging and dividend policies.

(ii)	The Committee shall oversee the Company’s insurance program and approve insurance policy limits.

– 50 –	Annual Information Form

(iii)	The Committee shall review the appointment of senior financial personnel and make recommendations to the Board of Directors regarding the appointment of the Chief Financial Officer.

(iv)	The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

2.	Structure and Membership

(g)	Number and qualification.

The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange and the NYSE MKT. At least one member of the Committee shall be a "financial expert" as defined in Item 407 of SEC Regulation S-K.

(h)	Selection and Removal.

Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Governance Committee. The Board may remove members of the Committee at any time with or without cause.

(i)	Independence.

All of the members of the Committee shall be “independent” as required for audit committees by National Instrument NI 52-110, the rules of the Toronto Stock Exchange and the NYSE MKT, and SEC Rule 10A-3.

(j)	Chair.

Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(k)	Compensation.

The compensation of the Committee shall be as determined by the Board.

(l)	Term.

Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.	Procedures and Administration

(m)	Meetings.

The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

– 51 –	Annual Information Form

(n)	Subcommittees.

The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(o)	Reports to the Board.

The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(p)	Charter.

The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(q)	Independent Advisors.

The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(r)	Investigations.

The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(s)	Annual Self-Evaluation.

The Committee shall evaluate its own performance at least annually.

4.	Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5.	Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

– 52 –	Annual Information Form

6.	Committee Member Independence, Financial Literacy and Financial Expert Requirements

A.	Independence

See Appendix 2 of the Company’s Corporate Governance Overview and Guidelines.

B.	Financial Literacy and Financial Expert Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

"For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements."

NYSE MKT Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

"is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K . . . is presumed to qualify as financially sophisticated. "

ITEM 407(d)(5)(ii) 0F REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A)	An understanding of generally accepted accounting principles and financial statements;

(B)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the small business issuer’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)	An understanding of internal control over financial reporting; and

(E)	An understanding of audit committee functions.

– 53 –	Annual Information Form

A person shall have acquired such attributes through:

(A)

Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(D)	Other relevant experience.